51099

                                                               SUB-ITEM 77C

The sole shareholder of MFS New Endeavor Fund, (the "Fund"), a series of MFS Series Trust X (the "Trust"), took action by unanimous written consent, as permitted by the Trust's Declaration of Trust, on September 29, 2000, to approve the following matters:

                 (1) the terms of each Investment Advisory Agreement dated September 29, 2000, between the Trust on behalf of MFS New Endeavor Fund and Massachusetts Financial Services Company; and

                 (2) the selection of Ernst & Young LLP as independent public accountants of each Fund.